December 15, 2008

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director

Scott M. Anderegg

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2008
File No. 0-27145

Dear Mr. Owings and Mr. Anderegg:

We have filed through EDGAR, the above-referenced proxy statement (the “Proxy Statement”).  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated December 11, 2007 (the “Comment Letter”) with respect to the Proxy Statement.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether Amendment No. 1 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.  Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 1.

General

1.

With your next amendment, please ensure that you file a copy of the revised proxy statement that has been marked to show changes from the last amendment as this will greatly facilitate the staff's review of your submission. We refer you to Rule 14a-6(h) of Schedule 14A. Also, please ensure that when you file your revised proxy that you file it under the correct EDGAR tag for preliminary revised proxy solicitation material, not as "PRE 14A."

RESPONSE: We will file the revised proxy statement as instructed by the Staff as well as provide a marked copy to show changes from the last amendment.

Compensation Discussion and Analysis, page 17

2.

We note your disclosure that your current plan "relies on informal goals and objectives" and that your "executive compensation plan is designed to encourage success as a team...by attaining overall corporate goals." You also specifically refer to the attainment of corporate goals in the context of Annual Incentive Bonuses on the following page. Please revise to discuss the corporate goals that you utilize to assess compensation, either as a whole or with respect to the bonuses you grant. For example, please disclose whether there is a particular level of revenues that you would expect the company to achieve before a particular element of compensation would be appropriate. See Item 402 (b)(2)(v) of Regulation S-K.

RESPONSE: We have added the additional disclosure as noted by the Staff including our expectations concerning goals that would be required to be met in order to satisfy the conditions for annual incentive bonuses, despite their not having been formally documented in an incentive bonus plan.

Our Rationale for Selecting a Particular Event to Trigger Payment under a Change of Control Agreement, page 19

3.

Please revise to quantify the value of the lump sum amounts payable to each named executive upon termination. Refer to Instruction 1 of Item 402(j)(2) of Regulation S-K, which indicates that you should assume that the triggering event took place on the last business day of your last completed fiscal year. For ease of understanding, please consider presenting the information under this section in tabular format.

RESPONSE: We have clarified our disclosure to emphasize that only one of our executives is covered under a change of control agreement.  We have added the disclosure of the cash payment due under the triggering event assuming the event took place on the last business day of our last completed fiscal year (September 30, 2008).  Given that there is only one such executive and payment covered, we determined that presentation in a tabular format would not further facilitate the understanding of the reader.

The Level of Salary and Bonus in Proportion to Total Compensation, page 19

3.

Please disclose the type of data or identify the publication or report that constitutes the "widely available comparative salary data" to which you refer here.

RESPONSE:  We have added the additional disclosure as instructed by the staff.

Summary Compensation Table, page 20

4.

We note your response to comment 13 in our letter dated November 4, 2008. We reissue our comment. Footnote (5) continues to indicate that unpaid amounts of salaries have not been included in the table. Please revise your table to include these amounts, though you may continue to provide a footnote as it relates to the election to defer payments at this time.

RESPONSE: We believe the Staff may have misunderstood the revision to the table from the last proxy statement.  Accordingly we have added additional language that will hopefully clarify that we have in fact included the deferred amounts in the total compensation in the Summary Compensation Table.

*  *  *  *  *

The Company would very much appreciate the Staff’s prompt review of this response.  The Company appreciates your review process with the purpose of assisting us in our compliance with the applicable disclosure requirements and the enhancement of our overall disclosure in our filings. The Company also acknowledges that:

·

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz